Exhibit 99.1

news release

For Immediate Release

Encana continues bold change with US$3.1 billion oil-rich Eagle Ford acquisition

Calgary, Alberta (May 7, 2014) TSX, NYSE: ECA

In a bold strategic move, Encana will significantly accelerate its plan to transition its portfolio and grow shareholder value through an agreement reached with Freeport-McMoRan for Encana’s wholly owned subsidiary, Encana Oil & Gas (USA) Inc., to acquire approximately 45,500 net acres in Karnes, Wilson and Atascosa counties of south Texas for about US$3.1 billion. The acreage produced approximately 53,000 barrels of oil equivalent per day (boe/d) in the first quarter of 2014 and has an estimated drilling inventory of more than 400 locations. The area is widely known as being in the heart of the oil-rich Eagle Ford resource play. The deal, which Encana anticipates will be accretive to 2014 cash flow, will approximately double the Company’s current oil production and significantly enhance its continuing efforts to reposition to a more balanced commodity portfolio.

“Gaining a position in a world class, oil-rich resource play like the Eagle Ford accelerates the transition of our portfolio and underscores our investment focus on high margin assets,” says Doug Suttles, Encana President & CEO. “With this transaction, combined with our announced divestments of Jonah and properties in East Texas, we’re replacing natural gas production with high margin oil and liquids production.”

This transaction directly aligns with Encana’s strategy by adding a sixth core growth asset in an established oil production basin that provides immediate impact on company-wide returns. The Eagle Ford is recognized as being among the most prolific and profitable resource plays in North America. In the first quarter of 2014 production from the acreage to be acquired by Encana included approximately 46,000 barrels per day (bbls/d) of total liquids production and 44 million cubic feet per day (MMcf/d) of natural gas, generating operating cash flow of US$327 million, with about 75 percent of the total production volumes for the period being oil.

The Eagle Ford assets offer a large contiguous land position in the core of the play, fitting well with Encana’s technical expertise in developing resource plays. The Company expects the assets to be free cash flow positive in 2014, allowing Encana to execute its existing capital plan for 2014 without redirecting capital from its other five core growth plays. Through the second half of this year, Encana plans to start ramping up its activity in the play and exit 2014 with at least four drilling rigs running.

“In addition to the near term growth potential of this asset, we believe there are many opportunities to enhance the value of this world class position by applying our proven resource play expertise.” adds Suttles. “Overall, this acquisition fully aligns with our strategy announced last November; it will significantly boost our oil and liquids output, improve our ability to generate cash flow and enhance our portfolio of world class resource plays.”

With cash on hand combined with anticipated proceeds from previously announced transactions, Encana is well positioned to fund this acquisition.

The transaction is subject to satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the second quarter 2014 with an effective date of April 1, 2014. Scotia Waterous advised Encana on this transaction.

Eagle Ford Asset Key Metrics

Acres	45,500 net acres
Location	Primarily Karnes County, Texas
First Quarter 2014 production	Approximately 40,000 bbls/d oil; 6 Mbbls/d of natural gas liquids; 44 MMcf/d natural gas
First Quarter 2014 Operating Cash Flow	US$327 million
Number of Producing Wells	355 gross
Estimated Future Well Inventory	Over 400 gross

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Conference Call and Webcast

Encana is hosting a conference call with analysts to discuss the Eagle Ford acquisition. Presentation slides will be available to download from the Invest in Us/Presentations & Events section of www.encana.com prior to the start of the call

The webcast conference call for the investment community will start at 6 a.m. MT (8 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 9 a.m. MT (11 a.m. ET) on May 7 to until 11:59 p.m. MT (1:59 a.m. ET) on May 14, 2014, by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 43058049.

A live audio webcast of the conference call, as well as presentation slides, will be available via Encana’s website, www.encana.com, under Invest in Us/Presentations & Events. The webcast will be archived for approximately 90 days.

Follow Encana on Twitter @encana for updates during the conference call.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION – Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: anticipated price and timing of the closing of the Eagle Ford acquisition transaction and the satisfaction of closing conditions and obtaining of regulatory approvals; expected effects of the transaction, including being accretive to 2014 cash flow and creating a more balanced commodity portfolio; anticipated oil and gas production for the Eagle Ford area; the anticipated prolific and profitable nature of the Eagle Ford area; anticipated cash flow from the Eagle Ford assets in 2014 (including free cash flow); anticipated impact of the transaction on Encana’s 2014 capital plans; anticipated drilling and number of wells and the timing thereof; anticipated sources of funds for the transaction; the expected impact of the transaction on Encana’s 2014 oil production; anticipated replacement of gas production by oil and liquids production and the resulting expected increase in margins.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and

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liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.6 Bcf/d and 2.8 Bcf/d of natural gas and 70,000 bbls/d to 75,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.95 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Media Relations
(403) 645-2285	(403) 645-4747
Patti Posadowski
Sr. Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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